UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): February 24, 2023

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.	Departure of Certain Officers

Changes in Officers

Effective February 24, 2023, Shital Patel was appointed Chief Financial Officer of the Company. Ms. Patel assumed such position from David Perduk, current Chief Executive Officer, who was serving as Chief Financial Officer, in addition to his CEO duties, on an interim basis. Mr. Perduk will continue his current position as Chairman of the Board and Chief Executive Officer of the Company.

Ms. Patel, age 42, has extensive experience in corporate finance and business strategy. Ms. Patel has been Chief Financial Officer of ATM.com, Inc., a cash-reward based personal data collection application, since February 2019, and Chief Financial Officer and advisory board member of NarrativeWave, Inc., a provider of advanced analytics and AI-powered solutions for the manufacturing industry, since January 2019. Ms. Patel has also served Chief Financial Officer of Sriji Financial Services, LLC, a financial consultant, since November 2018. Her prior leadership roles include serving as Financial Advisor to Nobody Studios, Inc. from March 2020 to September 2022, Chief Financial Officer of Freespira, Inc. from January 2020 to April 2022, and Chief Financial Officer of Pivotus Ventures, Inc. from 2017 to October 2018.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ DAVID PERDUK
David Perduk
Chief Executive Officer

Date: March 3, 2023